SECURI 15047911 SION

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SEC Mail Processing Section

MAR 02 2015

Washington DC 404

KH 3/12

| SEC FILE NUMBER |
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| 8-41401 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

**GDK Inc. c/o Citco Fund Services (USA) Inc. Administrator**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Harborside Plaza 10, 3 Second Street, 6th Floor**
(No. And Street)

| **Jersey City** | **NJ** | **07311** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly — (441) 534-1888
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

**Ernst & Young LLP**
(Name - *if individual state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

## OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Treasurer

Title

Notary Public

Heidi A. Daniels-Roque
NOTARY PUBLIC
FOR AND IN THE ISLANDS OF BERMUDA
VICTORIA PLACE, 31 VICTORIA STREET
HAMILTON HM 10, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

GDK, Inc.
December 31, 2014
*with Report of Independent Registered Public Accounting Firm*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

## Report of Independent Registered Public Accounting Firm

The Board of Directors of
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2015

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014
(In thousands of U.S. dollars, except share amounts)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 156 |
| Due from brokers, net | | 1,123,043 |
| Securities owned, at market or fair value (cost of $2,686,929) | | 2,712,815 |
| Dividends receivable (net of withholding tax of $206) | | 1,975 |
| Other assets | | 51 |
| Total assets | $ | 3,838,040 |
| **Liabilities and shareholder's equity** | | |
| Securities sold, not yet purchased, at market or fair value (proceeds of $2,682,460) | $ | 2,711,941 |
| Interest and dividends payable | | 5,514 |
| Management fees payable | | 935 |
| Floor brokerage fee payable | | 500 |
| Accrued expenses and other liabilities | | 359 |
| Total liabilities | | 2,719,249 |
| Shareholder's equity ($0.10 par value; 150,000 common shares authorized, 2,385.72 Class A shares and 410.60 Class B shares issued and outstanding) | | 1,118,791 |
| **Total liabilities and shareholder's equity** | $ | 3,838,040 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") of the United States and a member of the Chicago Stock Exchange ("CSE"), commenced operations in July 1989. The Company, a British Virgin Islands corporation, primarily trades equities that are listed on U.S. exchanges exclusively for its own account. CSE is the Company's designated examining authority.

The Company is wholly owned by A.R.T. International Holdings (BVI) Ltd., a British Virgin Islands business company ("A.R.T. Holdings"). A.R.T. Holdings is controlled by its directors who have delegated authority over the investment and trading activities of A.R.T. Holdings to its trading advisor, A.R.T. Advisors, LLC, a Delaware, U.S.A. limited liability company ("A.R.T. Advisors"). Caxton Alternative Management L.P. ("CAM"), a Delaware U.S.A. limited partnership, either directly or indirectly through its affiliate, Caxton Associates, L.P. ("Caxton"), provides A.R.T. Advisors with office space and accounting, tax, limited administrative and other facilities and services.

The Company retains the services of Citco Fund Services (Cayman Islands) Limited (the "Administrator") as the administrator, share registrar and transfer agent.

## 2. Significant Accounting Policies

### Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing these financial statements are reasonable. Actual results could differ from these estimates.

### Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase which are carried at cost plus accrued interest, which approximates fair value. At December 31, 2014, cash and cash equivalents primarily consisted of cash held at one financial institution.

**2. Significant Accounting Policies (continued)**

**Valuation of Trading Positions**

Trading positions of the Company are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility and other economic factors of the financial instruments. The fluctuations in the fair value of trading positions resulting in changes in unrealized profit or loss are reflected in the statement of operations.

Trading positions, which include securities owned and securities sold, not yet purchased, are accounted for on a trade date basis. Dividends, including those on securities sold, not yet purchased, are recognized on the ex-dividend date, net of applicable withholding taxes. Interest income and expense are accrued as earned or incurred.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the values reflected on the statement of financial condition.

**Fair Value of Financial Instruments**

The Company is required to disclose its assets and liabilities measured at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

**2. Significant Accounting Policies (continued)**

**Fair Value of Financial Instruments (continued)**

The inputs are summarized in the three broad levels listed below:

Level 1 - Valuations are based on quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of assets and liabilities valued based on quoted market prices in active markets and categorized by the Company as Level 1 within the fair value hierarchy generally include equities listed in active markets, U.S. government and corporate securities and listed derivatives.

Level 2 - Valuations are based on other observable inputs, including but not limited to:

- Quoted prices for similar assets or liabilities in active markets
- Inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals)

The types of assets and liabilities that trade in markets that are considered to be active, but are not valued based on quoted market prices, broker or dealer quotations in active markets or alternative pricing sources with reasonable levels of price transparency for such assets or liabilities, include instruments such as interest rate swaps, foreign exchange forwards and options, commodity forwards and options, non-U.S. government and corporate securities, credit derivatives and other types of liquid derivatives. Level 2 derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC derivative contracts.

Level 3 - Valuations are based on the Company's assumptions that it believes market participants would use in pricing the asset or liability. Unobservable input valuations are used to the extent relevant observable inputs (as defined in Level 2 above) are not available and are based on the Company's assumptions that it believes market participants would use in pricing the asset or liability. Level 3 inputs are based on the best information available in the circumstances, which may include indirect correlation to a market value, combinations of market values, the Company's proprietary data or external pricing services. Level 3 inputs generally include information derived through extrapolation or interpolation of observable market data and primarily consist of private investments.

The fair value measurements of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer.

## 2. Significant Accounting Policies (continued)

### Commissions and Soft Dollar Arrangements

Commission expenses are recognized upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, A.R.T. Advisors may generate credits or "soft dollars." A.R.T. Advisors will have the option to use these soft dollars generated by the Company to pay for research-related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities. The Company generated soft dollar credits of approximately $3.5 million for the year ended December 31, 2014.

The Company does not apply a rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

### Income Taxes

The Company is not subject to U.S. federal, state or local income taxes. Interest, dividends and other income earned by the Company from U.S. and non-U.S. sources and capital gains earned on the sale of securities of U.S. and non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. No provision is made in the accompanying financial statements for U.S. federal, state, local or foreign income taxes other than withholding taxes on certain dividends earned by the Company from U.S. and non-U.S. sources.

A.R.T. Holdings files tax returns in the U.S. which include the Company. In the normal course of business, the Company or A.R.T. Holdings may be subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 through the year ended December 31, 2014.

## 2. Significant Accounting Policies (continued)

### Income Taxes (continued)

Under U.S. GAAP, the Company is required to account for uncertainty in income taxes. U.S. GAAP discusses how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. It requires that tax expense be recorded in the current period for tax positions which are deemed to not meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. No liabilities for uncertain tax positions were recorded by the Company as of December 31, 2014.

The Company recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the statement of operations. For the year ended December 31, 2014, the Company did not incur any interest or penalties related to unrecognized tax positions.

## 3. Due From Brokers, Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2014, the amount due from brokers, securities owned, and securities sold, not yet purchased, was primarily held at a single major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2014, were publicly traded U.S. equities. No single long or short position exceeded 5% of shareholder's equity at December 31, 2014.

**3. Due From Brokers, Securities Owned and Securities Sold, Not Yet Purchased (continued)**

The following is a summary by level of the Company's financial investments carried at fair value as of December 31, 2014:

| (In 000's) | Assets as of December 31, 2014 | | | |
|---|---|---|---|---|
| **Assets** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Securities owned at market or fair value | | | | |
| Common stock | $ 2,712,815 | $ – | $ – | $ 2,712,815 |
| **Total assets** | $ 2,712,815 | $ – | $ – | $ 2,712,815 |

| (In 000's) | Liabilities as of December 31, 2014 | | | |
|---|---|---|---|---|
| **Liabilities** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Securities sold, not yet purchased at market or fair value | | | | |
| Common stock | $ 2,711,939 | $ – | $ – | $ 2,711,939 |
| Corporate bonds | – | 2 | – | 2 |
| **Total liabilities** | $ 2,711,939 | $ 2 | $ – | $ 2,711,941 |

For the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 nor were there any transfers into or out of Level 3.

At December 31, 2014, due from brokers in the statement of financial condition includes the following:

| (In 000's) | Due from Brokers |
|---|---|
| Cash at brokers, net | $ 1,122,603 |
| Transactions pending settlement | 440 |
| **Due from brokers, net** | $ 1,123,043 |

**3. Due From Brokers, Securities Owned and Securities Sold, Not Yet Purchased (continued)**

Cash at the brokers, related to securities sold, not yet purchased, in the amount of $2.7 billion, is restricted until the securities are purchased. This amount is netted with $1.6 billion in margin loans secured by securities owned on the statement of financial condition. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Interest on debit and credit balances is paid based on the broker's institutional rate.

Margin requirements at December 31, 2014, of approximately $903 million were satisfied by securities owned and cash at broker.

**4. Management Fees**

Under the terms of the Trading Advisory Agreement, the Company pays A.R.T. Advisors a management fee (the "Management Fee") for each month in which A.R.T. Advisors provides Trading Advisory Services. The Management Fee is payable monthly in arrears and is calculated as of the last day of each month at a rate of 1/12 of 1% of the Company's average adjusted monthly net asset value. The Management Fee will be paid out of the assets of the Company for the activities which A.R.T. Advisors conducts through the Company. A.R.T. Advisors may, at its sole discretion, waive, in whole or in part, the Management Fee for certain investors. The Company has Management Fees payable at December 31, 2014 of approximately $935 thousand which are included as management fees payable in the statement of financial condition.

A partner of Caxton and CAM is also an officer and a director of the Company. A.R.T. Advisors or an affiliate thereof receives Management Fees and performance allocations from either A.R.T. Holdings or the beneficial owners thereof in connection with the activities of A.R.T. Holdings, including activities conducted through the Company. CAM is a member of A.R.T. Advisors and receives a portion of such Management Fees.

**5. Shareholder's Equity**

The Company's capital structure consists of three classes of common stock: Class A, Class B and Class C. Each class has identical voting rights and shares economics equally. The Company is authorized to issue 75,000 Class A shares, 52,500 Class B shares and 22,500 Class C shares at $0.10 par value. As of December 31, 2014, there were 2,385.72 Class A shares and 410.60 Class B shares outstanding, and all shares were held by A.R.T. Holdings. There were no Class C shares outstanding during the year ended December 31, 2014.

**5. Shareholder's Equity (continued)**

The member may redeem all or any part of his or its shares on a date or dates specified by the Company's board of directors for each calendar month at the net asset value per share determined as of the close of business on such date; provided, however, that no redemption of shares will take place during any period when the calculation of net asset value is suspended.

As of December 31, 2014, A.R.T. Holdings owned a 100% interest in the Company. The Company's net profits and net losses attributable to Class A and Class B shares are allocated pro rata to the outstanding shares of the applicable class.

**6. Risk Management**

Risk is an inherent part of the Company's activities. The significant risks the Company faces are market, credit, liquidity, and operational risks, among other risks. While these risks cannot be eliminated, the Company seeks to mitigate these risks through a range of monitoring and analytical techniques.

Market risk is the risk that a change in the level of one or more market factors, such as market price, rates, indices, volatilities and correlations, will result in losses for a position or portfolio. The Company incurs market exposure through its trading and hedging activities throughout its portfolio. The Company's portfolio of positions and investments are monitored to assist in maintaining appropriate levels of risk and volatility.

Credit risk includes the risk that a counterparty, broker or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for or execute a trade. The Company's credit exposure is largely limited to professional counterparties in the financial sector and organized exchanges or clearinghouses. Credit risk will also be incurred when the Company enters into collateralized financing transactions. The Company routinely monitors its exposure to its counterparties and considers changing broker relationships, terminating or closing trades or otherwise limiting exposure as deemed necessary.

Liquidity risk relates to the ability to raise capital or liquidate an asset or repurchase a security sold short in a timely manner at a reasonable price. A.R.T. Advisors seeks to manage liquidity risk by investing primarily in marketable securities and monitoring the Company's positions against the reported trading volume of such securities.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from disruptions caused by external events. Caxton, A.R.T. Advisors, CAM and the Administrator maintain controls that include systems and procedures to record and reconcile transactions and positions.

**7. Net Capital Requirement**

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC, which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2014, the Company had net capital of approximately $406.8 million, which exceeded requirements by approximately $406.3 million, and a ratio of aggregate indebtedness to net capital of 0.01 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not effect transactions for anyone defined as a customer under SEC Rule 15c3-3.

The Company's clearing broker holds the assets of the Company in accordance with Proprietary Account of Introducing Brokers/Dealers rules.

**8. Subsequent Events**

Subsequent events have been evaluated up to February 26, 2015, which is the date the financial statements were available to be issued. Subsequent to December 31, 2014, and through February 26, 2015, the Company paid redemption requests of approximately $10 million.